CHAPARRAL RESOURCES INC.
                          16945 Northchase, Suite 1440
                              Houston, Texas 77060
                              Phone: (281) 877-7100

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Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      Withdrawal of Chaparral Resources Inc.
                           Registration Statement on
                           Form S-3 (File No. 333-51327)

Ladies and Gentlemen:

     We refer to Registration Statement on Form S-3 (Registration No. 333-51327) (the "Registration Statement") filed by Chaparral Resources Inc ("Chaparral"), on April 29, 1998. It is not necessary for the selling securityholders listed in the Registration Statement to utilize the Registration Statement for resales. Consequently, Chaparral hereby respectfully requests that the Registration Statement be withdrawn in accordance with Rules 477 (a) and (c) under the Securities Act of 1933. No securities have been offered or sold pursuant to such Registration Statement.



                                           Very truly yours,

                                           CHAPARRAL RESOURCES INC.



                                           By:  /s/ Michael B. Young
                                                --------------------------------
                                                Michael B. Young
                                                Treasurer and Controller